Exhibit 99.4

NOVADAQ TECHNOLOGIES INC. Security Class Holder Account Number -------Fold Form of Proxy - Special Meeting to be held on August 4, 2017 This Form of Proxy is solicited by and on behalf of Management of Novadaq Technologies Inc. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the Board of Directors of Novadaq Technologies Inc. (the "Company") in the Management Information Circular of the Company dated July 6, 2017 (the "Circular"). The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management including the Circular. 2. 3. 4. 5. 6. 7. -------Fold 8. Proxies submitted must be received by 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the meeting is adjourned or postponed). VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of the Company hereby appoint: William Mackinnon, Chairman of the board of directors of the Company, or failing him, Rick Mangat, Director, President & Chief Executive Officer of the Company, or failing him, Roger Deck, Chief Financial Officer of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) on the following matters and all other matters that may properly come before the Special Meeting of Shareholders of the Company to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario M5L 1B9 on August 4, 2017 at 10:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** Vote FOR or AGAINST or, if no specification is made, FOR, the special resolution set forth in Appendix "B" to the Management Information Circular of Novadaq Technologies Inc. (the "Company") dated July 6, 2017 to approve a plan of arrangement pursuant Section 192 of the *Canada Business Corporations Act* involving, among others, the Company, Stryker Corporation and Stryker Canada Operations ULC, as it may be amended by the Company (the "Arrangement Resolution").	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors of the Company.**

Signature(s)

Date

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